SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on March 28, 2016, drawn up in summary form

1.                  Date, time and venue: On March 28, 2016, starting at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.                  Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos, Roberto Moses Thompson Motta, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Marcos de Barros Lisboa and Antonio Carlos Augusto Ribeiro Bonchristiano. The member of the Fiscal Council, Mr. James Terence Coulter Wright, has also attended the meeting.

3.                  Board: President, Victorio Carlos De Marchi, and Secretary, Pedro de Abreu Mariani.

4.                  Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1. Compensation of Management and members of the Fiscal Council - 2015.  To ratify the amounts paid out as compensation to the Management and to the members of the Fiscal Council of the Company during the Fiscal Year of 2015:

	No. Of Members	Fixed Compensation (R$)				Variable Compensation (R$)				Termination Benefits	Share-based payments (R$)	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Commissions	Others
Board of Directors	12	4,669,682.00	-	-	933,936.00	-	1,529,566.00	-	-	-	6,530,174.00	13,663,358.00

Fiscal Council	6	1,395,475.00	-	-	279,095.00	-	-	-	-	-	-	1,674,570.00

Executive Officers	10	8,933,817.00	440,023.00	-	1,786,763.00	-	13,803,619.35	-	-	-	32,445,718.00	57,409,940.35

Total	28	14,998,974.00	440,023.00	-	2,999,794.00	-	15,333,185.35	-	-	-	38,975,892.00	72,747,868.35

4.2. Compensation of Management and members of the Fiscal Council - 2016. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the 2016 Fiscal Year:

	No. Of Members	Fixed Compensation (R$)				Variable Compensation (R$)				Termination Benefits	Share-based payments (R$)	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Commissions	Others
Conselho de Administração	12	5,230,044.00	-	-	1,046,009.00	-	3,736,623.00	-	-	-	6,993,327.00	17,006,003.00

Conselho Fiscal	6	1,562,932.00	-	-	312,586.00	-	-	-	-	-	-	1,875,518.00

Diretoria Estatutária	10	10,005,875.00	492,826.00	-	2,001,175.00	-	26,124,683.00	-	-	-	33,780,980.44	72,405,539.44

Total geral	28	16,798,851.00	492,826.00	-	3,359,770.00	-	29,861,306.00	-	-	-	40,774,307.44	91,287,060.44

4.3. Allocation of Net Profits – FY 2015. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on the net profit allocation for the fiscal year ended on December 31, 2015:

Net profits	R$ 12,423,770,854.88
Dividends and/or interest on own capital (gross), net of prescribed dividends	R$ 9,241,590,550.84
Investments Reserve	R$ 2,114,422,117.48
Tax incentives reserve	R$ 1,143,638,860.98

4.4. Member of the Fiscal Council. This Board of Directors has taken knowledge of Mr. Celso Giacometti’s request not to have his term of office extended, for personal reasons. By recommendation of Director Victorio Carlos De Marchi, this Board of Directors appreciates Mr. Celso Giacometti’s relevant services rendered as member of the Fiscal Council of the Company which have contributed not just for the evolution of the Company’s Fiscal Council, but to the Company itself.

4.5. Merger of Skol and Eagle. To approve, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of Cervejarias Reunidas Skol Caracu S.A. (CNPJ nº 33.719.311/0001-64) (“Skol”) and Eagle Distribuidora de Bebidas S.A. (CNPJ nº 12.268.405/0001-94) (“Eagle”) into the Company ( “Mergers”), which, after being certified by the Board, will be filed in the Company’s headquarters (“Protocol and Justification”).

4.5.1. To ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. (CNPJ nº 27.281.922/0001-70) to prepare the valuation report (i) of the net equity of Skol, and (ii) of the net equity of Eagle, based on their book value, for purposes of section 227 and in the form of section 8 of Law No. 6,404/76 (“Valuation Report”), having the directors analyzed such Valuation Report.

4.5.2. To authorize the Company’s Executive Committee to perform all acts necessary for the implementation and consummation of the Mergers, including, for example, the execution of the Protocol and Justification.

4.6. Manual on Disclosure and Use of Information and Policy for the Trading with Securities issued by the Company. Without prejudice of the regular conclusion of individual plans previously in force, to approve the amendments made to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities issued by Ambev S.A.,  which is initialed by the Board and filed at the headquarters of the Company and made available at the Company’s Investor Relations website (www.ambev.com.br/ri/), as well as websites of BM&FBOVESPA Stock Exchange (www.bmfbovespa.com.br) and Securities and Exchange Commission - CVM (www.cvm.gov.br).

4.7. Compensation Plan. Approve the Company’s Share-based Compensation Plan (“Compensation Plan”), determining the Compensation Plan’s submission to the Company’s shareholders in the next Company’s Extraordinay Shareholders Meeting.

4.8. Convene the ordinary and extraordinary general meetings of the Company. To approve the convene of the Company's ordinary and extraordinary general meetings and to resolve on the agenda as per the Call Notice, attached hereto as Schedule I.

  Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 28, 2016.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Roberto Moses Thompson Motta	/s/ Luis Felipe Pedreira Dutra Leite

/s/ José Heitor Attilio Gracioso	/s/ Vicente Falconi Campos

/s/ Álvaro Antônio Cardoso de Souza	/s/ Paulo Alberto Lemann

/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa

/s/ Pedro de Abreu Mariani Secretary

Schedule I

Call Notice

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Ambev S.A. (the “Company”) are invited to attend a meeting to be held on April 29, 2016, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meeting, to resolve on the following AGENDA:

(a)               Ordinary General Meeting:

(i)                 analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2015;

(ii)               allocation of the net profits for the fiscal year ended December 31, 2015 and ratification of the payment of interest on own capital and distribution of dividends, related to the fiscal year ended on December 31, 2015, approved by the Board of Directors at meetings held on February 23rd, 2015, May 13th, 2015, August 28th, 2015, December 1st, 2015 and January 15th, 2016;

(iii)             election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2017; and

(iv)             ratification of the amounts paid out as compensation to the management and to the members of the Fiscal Council of the Company during the fiscal year ended December 31, 2015 and establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2016.

(b)               Extraordinary General Meeting:

(i)                   to examine, discuss and approve all the terms and conditions of the Protocol and Justification of the Mergers with and into the Company of Cervejarias Reunidas Skol Caracu S.A. (“Skol”) and Eagle Distribuidora de Bebidas S.A. (“Eagle”) entered into by the managers of the Company, Skol and Eagle (the “Mergers”);

(ii)                 to ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. to prepare the valuation reports of the net equity of Skol and Eagle, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”);

(iii)               to approve the Valuation Report;

(iv)               to approve the Mergers;

(v)                 to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the mergers; and

(vi)               to approve the Company’s Share-based Compensation Plan.

General Information:

-       The Company informs its shareholders that on February 25, 2015 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2014; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling n. 481/09 were presented to the Comissão de Valores Mobiliários – CVM (“CVM”)  by means of its Information System Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ri.ambev.com.br), and on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CVM websites (www.bmfbovespa.com.br and www.cvm.gov.br, respectively).

-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Pedro de Abreu Mariani, General Counsel), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending these Ordinary and Extraordinary General Meetings shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 29, 2016

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer